# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eagle Bancorp Montana, Inc., CIK 0001478454
CUSIP: 26942G100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1400 PROSPECT AVE., P.O. BOX 4999, Helena, Montana (MT), 59604
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001086888

## Reporting persons
- Manulife Financial Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Manulife Investment Management (US) LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 415,030; shared voting power 0; sole dispositive power 415,030; shared dispositive power 0; aggregate amount beneficially owned 415,030 (5.17% of the class)

## Item 1. Issuer
Name of issuer: Eagle Bancorp Montana, Inc.
Address of issuer's principal executive offices: 1400 Prospect Avenue Helena, MT 509601 United States

## Item 2. Person Filing
Name of person filing: This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC's indirect, whollyowned subsidiary Manulife Investment Management (US) LLC.
Address of principal business office or, if none, residence:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MIM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.
Citizenship:
MFC is organized and exists under the laws of Canada.
MIM (US) is organized and exists under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: MIM (US) has beneficial ownership of 415,030 shares of Common Stock. Through its parent-subsidiary relationship to MIM (US), MFC may be deemed to have beneficial ownership of these same shares.
Percent of class: Of the 8,016,784 shares of Common Stock outstanding as of October 31, 2024, according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 13, 2024, MIM (US) held 5.17%.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 3 and 4 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to MIML is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- Manulife Financial Corporation: /s/ Graham Miller, Graham Miller / Agent* (05/01/2025)
- Manulife Investment Management (US) LLC: /s/ Paul M. Donahue, Paul Donahue / Chief Compliance Officer (05/08/2025)